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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08030502

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8-52993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York (City) — NY (State) — 10036-4802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello — 917-542-2102 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) — New York (City) — NY (State) — 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

AFFIRMATION

We, HILLEL WAXMAN and JOHN SANFRATELLO, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Leumi Investment Services Inc. ("LISI") for the year ended December 31, 2007, are true and correct. We further affirm that neither LISI nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — 2/28/08 Date

President
Title

Signature — 2/28/08 Date

Controller
Title

Notary Public

PETER J. CALABRESE
Notary Public, State of New York
No. 01CA6126156
Qualified in Suffolk County
Term Expires April 25, 2009

STATEMENT OF FINANCIAL CONDITION

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

December 31, 2007
With Report of Independent Registered Public Accounting Firm

Filed in accordance with rule 17a-5(c)(3)
as a public document

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2008

Leumi Investment Services Inc.
(A wholly-owned subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 13,129,451
Deposit with clearing organization	100,000
Securities owned – at fair value	2,141,136
Receivable from clearing organization	880,104
Equipment and leasehold improvements, less accumulated depreciation and amortization of $159,410	115,279
Deferred tax assets	310,116
Prepaid expenses	33,090
Total assets	$ 16,709,176
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 124,120
Liabilities in respect of employee benefit plans	657,306
Payable to Parent	3,506,274
Total liabilities	4,287,700
Shareholder's equity:	
Common stock, $1.00 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(368,091)
Retained earnings	9,674,020
Total shareholder's equity	12,421,476
Total liabilities and shareholder's equity	$ 16,709,176

See notes to statement of financial condition.

Leumi Investment Services Inc.
(A wholly-owned subsidiary of Bank Leumi USA)

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. (LISI or the Company) is a wholly-owned subsidiary of Bank Leumi USA (the Parent), which is a subsidiary of Bank Leumi Le-Israel Corporation (BLL Corp.). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the Bank), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to individual and institutional customers located throughout the world.

LISI is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles) requires management to make estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post retirement benefits and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes: LISI's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. and uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or the lease term, if shorter.

Fair Value of Financial Instruments: All financial assets and liabilities are carried at fair value or amounts that approximate fair value.

2. Capital Contribution

Effective December 31, 2007, LISI adopted Statement of Financial Accounting Standard (SFAS) No. 158, *Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans*, which requires the Company to fully recognize a liability for the under-funded status of its defined benefit pension plan and post-retirement health and life insurance plans. Upon adoption of SFAS No. 158, LISI recorded a liability for the under-funded position of its employee benefit plans of $657,306, and an accumulated other comprehensive loss of $368,091, net of tax of $289,215.

Concurrent with the adoption of SFAS No. 158, the Parent made a capital contribution of $657,306 to LISI, through forgiveness of amounts due to the Parent. This capital contribution was approved by the Board of Directors of the Parent in their meeting held on February 28, 2008.

3. Securities Owned

As of December 31, 2007, LISI had an investment in Treasury Bills of $2,141,136 which matures within one year and is classified as trading securities. This investment is stated at fair value based on a quoted market bid price.

4. Net Capital and Other Regulatory Requirements

LISI is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2007, LISI had net capital of $682,446, which was $396,602 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was 6.28 to 1.

LISI has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of LISI held by the respective clearing firm. Consequently, the assets of LISI held at the clearing firm are treated as allowable assets for purposes of LISI's net capital computation.

5. Income Taxes

LISI files a Federal consolidated income tax return with BLL Corp. As of December 31, 2007, LISI had gross deferred tax assets of $310,116, with no valuation allowance, primarily due to net unrealized losses on employee benefit plans and the book and tax depreciation difference on fixed assets.

5. Income Taxes (continued)

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an interpretation of SFAS No. 109, *Accounting for Income Taxes (Interpretation No. 48*). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for fiscal years beginning on or after December 15 2006. However, subsequently FASB issued FSP FIN 48-2, which defers the effective date of Interpretation No. 48 to nonpublic enterprises. This Interpretation is applicable to LISI, being a nonpublic enterprise, from January 1, 2008. The adoption of this Interpretation is not expected to have a material impact on LISI's statement of financial condition.

6. Related-Party Transactions

LISI has cash of $11,735,972 held in an interest free checking account with the Parent as of December 31, 2007.

7. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

LISI applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LISI. LISI's liability under these arrangements is not quantifiable. However, the potential for LISI to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2007, there were no amounts owed to the clearing broker by these customers.

7. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentration of Credit Risk (continued)

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. LISI's liability under these arrangements is not quantifiable.

8. Commitments and Contingencies

LISI is subject to certain legal actions which arise out of the normal course of business including a regulatory investigation associated with the improper actions in 2003 and 2004 of one of its fixed-income traders. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of LISI.

9. Employee Benefit Plans

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees.

In September 2006, the FASB issued SFAS No. 158, which requires companies to fully recognize an asset or liability for the overfunded or underfunded status of their benefit plans in the statement of financial condition. SFAS No. 158 also requires that previously disclosed but unrecognized actuarial gains and losses, unrecognized prior service cost and credits, and any transition assets or obligations remaining from the initial application of SFAS No. 87, *Employers' Accounting for Pensions,* or SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* be recognized at adoption as a component of shareholders' equity in accumulated other comprehensive income, net of tax. Subsequent to adoption, these amounts will be amortized into income and become a component of net benefit cost. Additionally, SFAS No. 158 eliminates a company's ability to select a date to measure plan assets and benefit obligations that is prior to its balance sheet date and requires all companies to measure plan assets and benefit obligations as of their balance sheet dates effective for the years ending after December 15, 2008. The provisions of SFAS No. 158 requiring recognition of the company's funded status are to be applied prospectively effective December 31, 2007, which the Parent and LISI adopted as of that date. LISI recorded its under-funded position related to the employee benefit plans as a pension liability of $657,306 on its statement of financial condition, with an offsetting impact in the accumulated other comprehensive loss of $368,091, net of tax of $289,215. This liability primarily relates to unrecognized actuarial losses.

10. Fair Value of Financial Instruments

Effective January 1, 2007, LISI chose to early adopt SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a significant impact on LISI's statement of financial condition.

Securities owned are stated at fair value based on bid quoted market prices. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.